UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                           For the month of June 2006

                          AMERICAN GOLDRUSH CORPORATION
                   ------------------------------------------
                               (Registrant's Name)

                       Suite 708, 1155 West Pender Street
                         Vancouver, B.C., Canada,V6E 2P4
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Property Acquisition

On June 1, 2006, American Goldrush Corp. (the "Company") executed a Property Option Agreement (the "Agreement") with Warner Gruenwald ("Optionor") granting the Company the right to a 100% interest in a mineral exploration property located in British Columbia, Canada. The property, known as the GQ Property, consists of four claims and covers approximately 1,300 acres in the Kamloops Mining District of British Columbia.

The Company may exercise the option by making cash payments totaling CDN $100,000 and incurring net expenditures on the property of at least CDN $110,000 by March 15, 2010.

Minimum payments due under the Agreement are summarized as follows:

------------------- --- ------------------ ---- ------------------
                            Property                  Work
                            Payments              Expenditures
------------------- --- ------------------ ---- ------------------
------------------- --- ------------------ ---- ------------------
                              ($Cdn)                   ($Cdn)
By March 15, 2007   $         10,000       $          10,000
By March 15, 2008             20,000                  20,000
By March 15, 2009             30,000                  30,000
By March 15, 2010             40,000                  50,000
------------------- --- ------------------ ---- ------------------
                    $        100,000       $         110,000
------------------- --- ------------------ ---- ------------------

The Company must use the Optionor for mineral exploration expertise on the property and the Optionor shall invoice the Company for work performed at commercially competitive rates. Furthermore, both the Company and the Optionor have the right to assign, sell, mortgage or pledge their rights in the Agreement or on the Property. In addition, any mineral interests staked, located, granted or acquired by either the Company or the Optionor that is located within two miles of the Property will be included in the option granted to the Company.

The Property is subject to a 2% net smelter return ("NSR") royalty. Should the Company obtain title to the Property, the Company will have the one-time right exercisable for 90 days following completion of a bankable feasibility study to buy up to 50% of the Optionor's NSR interest, an amount equal to 1% NSR, for CDN $500,000.

The Agreement will terminate if the Company fails to comply with any of its obligations in the Agreement and fails to cure such alleged breach. The Company also has the right to terminate the Agreement by giving notice to the Optionor. Any amounts paid to the Optionor are non-refundable.

For all the terms and conditions of the Property Option Agreement, reference is hereby made to such agreement annexed hereto as Exhibit 1. All statements made herein concerning the foregoing agreement are qualified by reference to Exhibit
1. (a) Exhibits.

10.1 Property Option Agreement dated as of June 1, 2006, between Warner Gruenwald and American Goldrush Corp.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                          AMERICAN GOLDRUSH CORPORATION

                               By: _/s/_____________
                              Name: Andrew Gourlay
                                Title: President

Date:    June 2, 2006